# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF Ltd, CIK 0001991592
CUSIP: G4808M118
Title of class of securities: Class A ordinary shares, par value $0.0016 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, China (F4), 362331
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135016

## Reporting persons
- YONGCE ENTERPRISE LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (7.68% of the class)
  Comment: The 1,000,000 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of INLIF Limited (the "Issuer") held by YONGCE ENTERPRISE LIMITED as of May 18, 2026 and reflect a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026. The percentage reported on Row 11 is calculated based on 13,025,000 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K as filed with the Securities and Exchange Commission (the "SEC") on April 7, 2026. Zhaoyang Liu is the sole shareholder and sole director of YONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by YONGCE ENTERPRISE LIMITED.
- Zhaoyang Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (7.68% of the class)
  Comment: The 1,000,000 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of the Issuer held by YONGCE ENTERPRISE LIMITED as of May 18, 2026 and reflect a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026. The percentage reported on Row 11 is calculated based on 13,025,000 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K as filed with the SEC on April 7, 2026. Zhaoyang Liu is the sole shareholder and sole director of YONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by YONGCE ENTERPRISE LIMITED.

## Item 1. Issuer
Name of issuer: INLIF Ltd
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China, 362331

## Item 2. Person Filing
Name of person filing:
YONGCE ENTERPRISE LIMITED
Zhaoyang Liu
Address of principal business office or, if none, residence:
Address of YONGCE ENTERPRISE LIMITED: Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Zhaoyang Liu: No. 23, Caopumei, Dingcheng Village Committee, Meishan Town, Nan'an City, Fujian Province, China.
Citizenship:
YONGCE ENTERPRISE LIMITED: British Virgin Islands
Zhaoyang Liu: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 1,000,000 shares reported herein are directly held by YONGCE ENTERPRISE LIMITED. Zhaoyang Liu is the sole shareholder and sole director of YONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by YONGCE ENTERPRISE LIMITED. Accordingly, Zhaoyang Liu may be deemed to beneficially own the securities of the Issuer held by YONGCE ENTERPRISE LIMITED.
Percent of class: 7.68
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- YONGCE ENTERPRISE LIMITED: /s/ Zhaoyang Liu, Zhaoyang Liu/Director (05/18/2026)
- Zhaoyang Liu: /s/ Zhaoyang Liu, Zhaoyang Liu (05/18/2026)